
02004835

SEC[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


MAR 12 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CURREN & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MACARTHUR BLVD., SUITE 970
(No. and Street)

NEWPORT BEACH	CALIFORNIA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill F. Curren — 949-476-3230 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerard R. Rowland
(Name — *if individual, state last, first, middle name*)

2192 Dupont Dr., Suite 208	Irvine	California	92715
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill F. Curren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curren & Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Linna Arnaud


LINNA ARNAUD
COMM. #1263429
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires May 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Curren & Company

FINANCIAL STATEMENTS
Including the
Independent Auditor's Report
and Supplemental Information
for the year ended

DECEMBER 31, 2001

Curren & Company

DECEMBER 31, 2001

CONTENTS

	Page
AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Information	
Independent Auditor's Report on Internal Control as Required by Section Rule 17a-5	8
Non Required Information	
Computation of Net Equity as per Rule 15c3-1	10
Reconciliation of Net Equity to the Focus Report of as per Rule 17a-5 (d)(4)	11

AUDITOR'S REPORT

Stockholders and Board of Directors
Curren & Company

I have audited the accompanying Statement of Financial Condition of Curren & Company as of December 31, 2001, and the Statements of Operations and Stockholder's Equity, retained earnings and the Statement of Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Curren & Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Irvine, California
January 25, 2001

Curren & Company

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2001

	2001	2000
ASSETS		
Cash	$ 35,426	$ 156,165
Deposits with clearing organizations and others	92,639	24,775
Accounts receivable, trade and other	1,385	3,471
Securities owned, at market value	33,051	27,323
Prepaid expenses & other current assets	16,222	8,552
Capital assets	17,555	28,586
Deferred tax	6,780	-
	$ 203,058	$ 248,872
LIABILITIES		
Payable to broker-dealers, clearing organizations	$ 267	$ 834
Accounts payable and accrued expenses	22,844	29,920
Profit sharing payable	10,000	15,000
Deferred taxes	3,988	6,708
	37,099	52,462
Commitments and contingent liabilities		
STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY	54,758	54,758
RETAINED EARNINGS	111,201	141,652
	165,959	196,410
	$ 203,058	$ 248,872

See accountant's report and notes to financial statements

Curren & Company

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
REVENUES		
Securities commissions	$ 740,139	$ 906,988
Interest and dividends	38,406	39,450
Other income	10,946	13,430
	789,491	959,868
EXPENSES		
Employee compensation and benefits	590,734	733,966
Occupancy	71,321	57,379
Floor brokerage,exchange and clearance fees	67,235	64,568
Marketing expenses	41,236	7,042
Office expenses	27,898	38,337
Telephone	12,023	11,491
Professional fees	9,600	10,840
	820,047	923,623
(LOSS) INCOME FROM OPERATIONS	(30,556)	36,245
OTHER INCOME (EXPENSE)	(7,041)	(9,758)
(LOSS) INCOME BEFORE INCOME TAXES	(37,597)	26,487
RECOVERY OF INCOME TAXES		
Current Income Taxes	2,354	7,825
Deferred Income Taxes	(9,500)	6,344
NET (LOSS) INCOME	(30,451)	12,318
RETAINED EARNINGS, beginning of year	141,652	129,334
RETAINED EARNINGS, end of year	$ 111,201	$ 141,652

See accountant's report and notes to financial statements

Curren & Company

STATEMENT OF CASH FLOWS

December 31, 2001

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (30,451)	$ 12,318
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,832	3,960
Change in assets and liabilities:		
Increase (decrease) in profit sharing payable	(5,000)	15,000
Decrease (increase) in capital assets	(801)	451
Decrease (increase) in deposits with clearing organizations	(67,864)	97,335
Decrease (increase) in accounts receivable	2,086	(1,067)
Decrease (increase) in prepaid expenses and other current assets	(7,670)	3,400
Increase (decrease) in accounts payable and accrued expenses	(7,076)	5,982
Increase (decrease) in payables to broker-dealers	(567)	789
Decrease (increase) in securities owned, mkt value	(5,728)	(27,323)
Increase (decrease) in deferred taxes	(9,500)	6,344
Total adjustments	(90,288)	104,871
Net cash provided by operating activities	(120,739)	117,189
CASH FLOWS FROM INVESTING ACTIVITIES		
(DECREASE) INCREASE IN CASH	$ (120,739)	$ 117,187
CASH, beginning of year	156,165	38,978
CASH, end of year	$ 35,426	$ 156,165

Supplemental disclosures of cash flow information:
Cash paid during the year for:

	2001	2000
Interest expense	5	137
Income tax	3,325	14,169

See accountant's report and notes to financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1-. Business Activity

Curren and Company(the Company) formerly known as Bridgecorp Securities Inc., is a California Corporation, which was incorporated on November 16, 1989, and adopted a calendar year end. The "Company" was formed for the sale of securities, related financial products and other related activities. The company is registered as a broker/dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with a clearing broker and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(3)(ii).

Note 2-Summary of Significant Accounting Policies

The Company's accounting records are maintained on a modified cash basis, however, the accompanying financial statements are presented on the accrual basis in accordance with generally accepted accounting principles whereby all income is recognized when earned, and expenses are recognized when incurred. Security transactions (and the related commission revenues and expenses) are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Accordingly, actual results could differ from those estimates.

Note 3- Statement of Cash Flows

The Company adopted cash flows reporting as required in Statement of Financial Accounting Standards No. 95. This statement established standards for providing a Statement of Cash Flows. For purposes of the Statement of Cash Flows, the Company considers Cash in the bank to include Treasury Bills and cash in the savings account.

Note 4 -Property and Equipment

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over an estimated useful life of seven(7) and five(5) years respectively. The current year's depreciation amount to $ 11,429 for office equipment and $ 405 for computer equipment. At December 31, 2001, the financial statement memorandum account for fixed assets consisted of the following:

Equipment	$	29,306
Computers		16,035
Accumulated depreciation		(27,786)
Net Book Value	$	17,555

Note 5- Net Equity Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to have and maintain net equity (as defined) of not less than $ 50,000. At December 31, 2001, the Company had excess Net Equity of $75,839.

See accountant's report and notes to financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 6- Commitments and Contingencies

The company leases office space and signed a lease agreement in June of 2001 for five (5) years. The lease is in the name of the Company's president with lease payments to be made by the Company. The following is a schedule of the annual lease (rent) payments due, which are subject to an increase based on the buildings operating expense allowance.

Annual Base Rent, Due 2002	$ 81,790
Annual Base Rent, Due 2003	83,552
Annual Base Rent, Due 2004	85,313
Annual Base Rent, Due 2005	87,075
Annual Base Rent, Due 2006	51,393
Total Committments	$ 389,123

Note 7- Profit Sharing Plan

The Company adopted a profit sharing plan on December 27, 1997, covering all employees after the completion of one (1) year eligibility service. Currently, there are six employees who are eligible to participate in the plan. The current year's total contribution to the plan amounted to $10,000.

Note 8-Income Taxes

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences SFAS 109 generally considers all expected future events other than enactment of changes in the law or rates. A deferred tax asset of $6,780 has been recognized for the tax effect of this year's net operation loss, and a deferred tax liability of $3,988 has been recognized for the taxable temporary differences related to accumulated depreciation.

Note 9 - Securities owned, at market value

The firm holds securities available for sale which are stated at the fair market value as of December 31, 2001. These securities are listed on national exchanges and the fair value is easily determined. During the past year unrealized holding losses of $ 9,758 were recognized in the current year income. At December 31, 2001, the financial statement memorandum account for Investments in marketable Securities consisted of the following:

Securities at cost	$ 39,548
Adjustment to market	(6,497)
Net Market Value	$ 33,051

Note 10 - Related Party Transactions

Bridgecorp Investment Management Corporation is under the same ownership and management control as the Company. During the year ending December 31, 2001 there were no related party transactions between the companies.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 11-Year 2000(Unaudited)

Many existing computer systems and software, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. The Company relies on its systems and software in operating and monitoring all major aspects of its accounting system and other internal recordkeeping. The Company also relies directly and indirectly, on external systems of other organizations for accurate exchange of data. The Company's current estimates is that the costs associated with the year 2000 issue, will not have a material adverse effect on the results of it's operation or financial position in a given year.

Curren & Company

Independent Auditor's Report on Internal Accounting Control
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Curren & Company
Newport Beach, California

In planning and performing my audit of the consolidated financial statements of Curren & Company for the years ended December 31, 2001, I have considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices an procedures followed by Curren & Company that I considered relevant to the objectives stated in Rule 17a-5(g)(1), in the making the periodic computations of aggregate indebtedness and net equity under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of SEC Rule From SEC rule 15c3-3. Due to the nature of this business, the Company is exempt from SEC Rule 15c3-3 and various other SEC rules and regulations. As of December 31, 2001, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to my attention during the audit that indicated such conditions had not been complied with during the year. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required for payment for securities of Section 7 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers nor perform custodial functions relating to customer's securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to remit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



January 25, 2001
Irvine, CA

Curren & Company

Computation of Net Capital Under Rule 15c-3-1
of the Securities and Exchange Commission
December 31, 2001

Net Capital	**2001**	**2000**
Stockholder's equity	$ 165,959	$ 196,410
Less non allowable assets:		
Fixed assets, net of depreciation	17,555	28,586
Deposits	8,582	4,947
Prepaid expenses	7,640	3,605
Accounts receivable, employees	1,385	3,471
Total non allowable assets	35,162	40,609
Net Capital before haircuts on securities positions	130,797	155,801
Trading and investment securities	4,958	4,114
U.S. and Canadian government obligations	-	548
Net Capital	125,839	151,139
Aggregated Indebtedness		
Accounts payable, accrued liabilities	37,099	52,462
Total Aggregated indebtedness	37,099	52,462
Minimum Net Equity Requirement	50,000	50,000
Net Equity Adjusted, as detailed above	125,839	151,139
Net Equity in Excess of Requirement	$ 75,839	$ 101,139
Ratio of aggregated indebtedness to net equity	28.36 %	33.67 %

See accountant's report and notes to financial statements

Curren & Company

Reconciliation Pursuant to Rule 17a-5(d)(4)

	2001	2000
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 126,339	$ 170,051
Audit Adjustments:		
Accrued profit sharing	(10,000)	(15,000)
Adjustment to tax and accounts payable	-	(3,912)
Adjustment to deferred taxes	9,500	-
Audited computation of Net Equity	$ 125,839	$ 151,139

See accountant's report and notes to financial statements